UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Motion Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

61980M 107
(CUSIP Number)

Motion Acquisition, LLC

c/o Motion Acquisition Corp.

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Motion Acquisition, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,875,000 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,875,000 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Represents shares owned directly by Motion Acquisition LLC, a ten percent owner of the Issuer, and indirectly by its managing members, James Travers, the Issuer’s Chairman, Michael Burdiek, the Issuer’s Chief Executive Officer and a director, Richard Vitelle, the Issuer’s Chief Financial Officer and Secretary, and Garo Sarkissian, the Issuer’s Executive Vice President of Corporate Development. Each of Messrs. Travers, Burdiek, Vitelle, and Sarkissian disclaims beneficial ownership of the securities held by Motion Acquisition LLC, except to the extent of his pecuniary interest therein.

(2)

Represents 2,875,000 shares of the Issuer’s Class A common stock. Excludes 2,533,333 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)

Based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021.

1.	NAMES OF REPORTING PERSONS James Travers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,875,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,875,000 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Represents shares owned directly by Motion Acquisition LLC, a ten percent owner of the Issuer, and indirectly by its managing members, James Travers, the Issuer’s Chairman, Michael Burdiek, the Issuer’s Chief Executive Officer and a director, Richard Vitelle, the Issuer’s Chief Financial Officer and Secretary, and Garo Sarkissian, the Issuer’s Executive Vice President of Corporate Development. Each of Messrs. Travers, Burdiek, Vitelle, and Sarkissian disclaims beneficial ownership of the securities held by Motion Acquisition LLC, except to the extent of his pecuniary interest therein.

(2)

Represents 2,875,000 shares of the Issuer’s Class A common stock. Excludes 2,533,333 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)

Based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021.

1.	NAMES OF REPORTING PERSONS Michael Burdiek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,875,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,875,000 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Represents shares owned directly by Motion Acquisition LLC, a ten percent owner of the Issuer, and indirectly by its managing members, James Travers, the Issuer’s Chairman, Michael Burdiek, the Issuer’s Chief Executive Officer and a director, Richard Vitelle, the Issuer’s Chief Financial Officer and Secretary, and Garo Sarkissian, the Issuer’s Executive Vice President of Corporate Development. Each of Messrs. Travers, Burdiek, Vitelle, and Sarkissian disclaims beneficial ownership of the securities held by Motion Acquisition LLC, except to the extent of his pecuniary interest therein.

(2)

Represents 2,875,000 shares of the Issuer’s Class A common stock. Excludes 2,533,333 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)

Based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021.

1.	NAMES OF REPORTING PERSONS Richard Vitelle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,875,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,875,000 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Represents shares owned directly by Motion Acquisition LLC, a ten percent owner of the Issuer, and indirectly by its managing members, James Travers, the Issuer’s Chairman, Michael Burdiek, the Issuer’s Chief Executive Officer and a director, Richard Vitelle, the Issuer’s Chief Financial Officer and Secretary, and Garo Sarkissian, the Issuer’s Executive Vice President of Corporate Development. Each of Messrs. Travers, Burdiek, Vitelle, and Sarkissian disclaims beneficial ownership of the securities held by Motion Acquisition LLC, except to the extent of his pecuniary interest therein.

(2)

Represents 2,875,000 shares of the Issuer’s Class A common stock. Excludes 2,533,333 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)

Based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021.

1.	NAMES OF REPORTING PERSONS Garo Sarkissian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,875,000 (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,875,000 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Represents shares owned directly by Motion Acquisition LLC, a ten percent owner of the Issuer, and indirectly by its managing members, James Travers, the Issuer’s Chairman, Michael Burdiek, the Issuer’s Chief Executive Officer and a director, Richard Vitelle, the Issuer’s Chief Financial Officer and Secretary, and Garo Sarkissian, the Issuer’s Executive Vice President of Corporate Development. Each of Messrs. Travers, Burdiek, Vitelle, and Sarkissian disclaims beneficial ownership of the securities held by Motion Acquisition LLC, except to the extent of his pecuniary interest therein.

(2)

Represents 2,875,000 shares of the Issuer’s Class A common stock. Excludes 2,533,333 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)

Based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021.

SCHEDULE 13D

This Schedule 13D filed on behalf of Motion Acquisition, LLC, a Delaware limited liability company (the “Sponsor”), and each of the four managing members of the Sponsor, James Travers, Michael Burdiek, Richard Vitelle, and Garo Sarkissian (the “Managing Members” and together with the Sponsor the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Motion Acquisition Corp. (the “Issuer”).

Item 1. Security and Issuer

Security:	Class A Common Stock

Issuer:	Motion Acquisition Corp.

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, NY 10174

Item 2. Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of 20.0% of the issued and outstanding shares of Class A Common Stock;
(ii)	James Travers, the chairman of the board of directors of the Issuer and a Managing Member of the Sponsor;
(iii)	Michael Burdiek, the Chief Executive Officer and a member of the board of directors of the Issuer, and a Managing Member of the Sponsor;
(iv)	Richard Vitelle, the Chief Financial Officer of the Issuer and a Managing Member of the Sponsor; and
(v)	Garo Sarkissian, the Executive Vice President of Corporate Development of the Issuer and a Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Motion Acquisition Corp., c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, NY 10174.

(c) The Sponsor’s principal business has been to act as the Issuer’s sponsor in connection with its initial public offering and search for an initial business combination target. Mr. Travers’s principal occupation is serving as a director of the Issuer. Mr. Burdiek’s principal occupation is acting as the Chief Executive Officer and a director of the Issuer. Mr. Vitelle’s principal occupation is acting as the Chief Financial Officer of the Issuer and as a financial consultant to companies including Dune Labs Inc. Mr. Sarkissian’s principal occupation is serving as the Executive Vice President of Corporate Development of the Issuer and as Chief Executive Officer and founder of Dune Labs Inc.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Each Managing Member is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On August 12, 2020, Mr. Burdiek paid for certain offering costs for an aggregate price of $25,000 in exchange for the issuance to the Sponsor of 3,737,500 shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), for an aggregate purchase price of $25,000 in connection with the Issuer’s organization. The shares of Class B Common Stock represented, on an as-converted basis, 20.0% of the total shares of common stock expected to be outstanding following the Issuer’s initial public offering, and a portion of such shares were subject to forfeiture to maintain the 20.0% beneficial ownership. On October 14, 2020, in connection with a reduction of the offering size of the initial public offering, the Sponsor surrendered an aggregate of 431,250 shares of Class B Common Stock to the Issuer for no consideration. On November 16, 2020, the underwriters of the Issuer’s initial public offering advised the Issuer that they would not exercise their overallotment option, and, consequently, the Sponsor was required to forfeit an additional 431,250 shares of Class B Common Stock. As a result, following the Issuer’s initial public offering, the Sponsor held an aggregate of 2,875,000 shares of Class B Common Stock, representing 20.0% of the issued and outstanding common stock of the Issuer.

On October 19, 2020, the Sponsor purchased an aggregate of 2,533,333 warrants of the Issuer simultaneously with the closing of the Issuer’s initial public offering, at a price of $1.50 per warrant (for a total purchase price of $3.8 million) from the Issuer on a private placement basis (such warrants the “Private Warrants”, the purchase agreement for the Private Warrants the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. Each Private Warrant may be exercised to purchase shares of Class A Common Stock at a purchase price of $11.50 per share beginning on the later of (x) 30 days after the completion of the Issuer’s initial business combination or (y) October 19, 2021. The Private Warrants are non-redeemable by the Issuer and are exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. The Private Warrants, and the shares of Class A Common Stock issuable upon the exercise of the Private Warrants, are not transferrable, assignable, or salable until 30 days after the completion of the Issuer’s initial business combination.

In connection with the initial public offering, the Sponsor agreed not to transfer, assign, or sell any of the shares of Class B Common Stock (and the shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock) until the earlier to occur of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to the Issuer’s initial business combination, (x) the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The shares of Class B Common Stock would automatically convert into shares of Class A Common Stock at the closing of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. On August 24, 2021, the Sponsor elected to convert all 2,875,000 shares of Class B Common Stock owned by the Sponsor into an aggregate of 2,875,000 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

The source of funds for the acquisitions described above was the working capital of the Sponsor. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As directors and/or officers of the Issuer, each of Messrs. Travers, Burdiek, Vitelle, and Sarkissian may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Motion Acquisition, LLC

(a) The Sponsor beneficially owns 2,875,000 shares of Class A Common Stock (not including 2,533,333 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 20.0% of the class of securities, based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021.

(b) The number of shares of Class A Common Stock as to which the Sponsor has:

(i) Sole power to vote or direct the vote: 2,875,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,875,000

(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 6, during the past 60 days, the Sponsor has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

James Travers

(a) Mr. Travers beneficially owns 2,875,000 shares of Class A Common Stock (not including 2,533,333 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by the Sponsor, of which Mr. Travers is a Managing Member. As a result, Mr. Travers has shared voting and investment power over the shares held by the Sponsor. Such number of shares represents an aggregate of 20.0% of the class of securities, based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021. Notwithstanding his dispositive and voting control over such shares, Mr. Travers disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsor, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. Travers has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,875,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,875,000

(c) Except as described in Item 6, during the past 60 days, Mr. Travers has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Michael Burdiek

(a) Mr. Burdiek beneficially owns 2,875,000 shares of Class A Common Stock (not including 2,533,333 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by the Sponsor, of which Mr. Burdiek is a Managing Member. As a result, Mr. Burdiek has shared voting and investment power over the shares held by the Sponsor. Such number of shares represents an aggregate of 20.0% of the class of securities, based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021. Notwithstanding his dispositive and voting control over such shares, Mr. Burdiek disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsor, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. Burdiek has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,875,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,875,000

(c) Except as described in Item 6, during the past 60 days, Mr. Burdiek has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Richard Vitelle

(a) Mr. Vitelle beneficially owns 2,875,000 shares of Class A Common Stock (not including 2,533,333 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by the Sponsor, of which Mr. Vitelle is a Managing Member. As a result, Mr. Vitelle has shared voting and investment power over the shares held by the Sponsor. Such number of shares represents an aggregate of 20.0% of the class of securities, based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021. Notwithstanding his dispositive and voting control over such shares, Mr. Vitelle disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsor, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. Vitelle has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,875,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,875,000

(c) Except as described in Item 6, during the past 60 days, Mr. Vitelle has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Garo Sarkissian

(a) Mr. Sarkissian beneficially owns 2,875,000 shares of Class A Common Stock (not including 2,533,333 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by the Sponsor, of which Mr. Sarkissian is a Managing Member. As a result, Mr. Sarkissian has shared voting and investment power over the shares held by the Sponsor. Such number of shares represents an aggregate of 20.0% of the class of securities, based on 14,375,000 shares of the Issuer’s common stock outstanding as of August 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 11, 2021. Notwithstanding his dispositive and voting control over such shares, Mr. Sarkissian disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsor, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. Sarkissian has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,875,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,875,000

(c) Except as described in Item 6, during the past 60 days, Mr. Sarkissian has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Class B Common Stock

On August 12, 2020, Mr. Burdiek paid for certain offering costs for an aggregate price of $25,000 in exchange for the issuance to the Sponsor of 3,737,500 shares of Class B Common Stock. On October 14, 2020, the Sponsor effected a surrender of 431,250 shares of Class B Common Shares to the Issuer for no consideration, resulting in a decrease in the total number of shares of Class B Common Stock outstanding from 3,737,500 to 3,306,250. Further, on November 16, 2020, the underwriter of the Issuer’s initial public offering advised the Issuer that it would not exercise its over-allotment option and consequently the Sponsor forfeited an additional 431,250 shares of Class B Common Stock, resulting in a decrease in the total number of shares of Class B Common Stock outstanding from 3,306,250 to 2,875,000 such that the Class B Common Stock represent 20.0% of the issued and outstanding common stock after the initial public offering.

On August 24, 2021, the Sponsor elected to convert all 2,875,000 shares of Class B Common Stock owned by the Sponsor into an aggregate of 2,875,000 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

Insider Letter Agreements

Pursuant to letter agreements (each, a “Letter Agreement”) between the Issuer, Sponsor, and each executive officer and director of the Issuer (including Messrs. Travers, Burdiek, Vitelle, and Sarkissian), the Sponsor, directors and executive officers of the Issuer agreed to (i) waive their redemption rights with respect to all shares of Class B Common Stock and Class A Common Stock held by them; (ii) waive their rights to liquidating distributions from the trust account established at the time of the Issuer’s initial public offering for the benefit of the Issuer’s public stockholders (“Trust Account”) with respect to their Class B Common Stock (and the Class A Common Stock issuable upon the conversion thereof) if the Issuer fails to complete a business combination by October 19, 2022, although they will be entitled to redemption or liquidating distributions from the Trust Account with respect to any other shares of Class A Common Stock they hold if the Issuer fails to complete a business combination within the prescribed time frame; (iii) vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of any proposed business combination for which the Issuer seeks stockholder approval; and (iv) not to transfer or sell (subject to certain limited exceptions) (1) the shares of Class B Common Stock until the earlier of  (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the reported closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (2) the Private Warrants and the Class A Common Stock underlying such Private Warrants, until 30 days after the completion of the Issuer’s initial business combination.

In addition, pursuant to the Letter Agreement, the Sponsor agreed that it will be liable to the Issuer if and to the extent any claims by a third party for services rendered or products sold to the Issuer, or by a prospective target business with which the Issuer has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Issuer’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (“Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims.

The foregoing description of the Letter Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2 hereto.

Private Warrants

The Sponsor entered into a Subscription Agreement with the Issuer, dated as of on October 19, 2021, for the purchase of an aggregate of 2,533,333 Private Warrants at a price of $1.50 per Private Warrant ($3.8 million in the aggregate), to occur simultaneously with the closing of the Issuer’s initial public offering. Each Private Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. If the Issuer does not complete a business combination within 24 months of the initial public offering, the Private Warrants will expire worthless. The Private Warrants are non-redeemable for cash (subject to certain exceptions) and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. As described above under “Insider Letter Agreements,” the Private Warrants (and the Class A Common Stock issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the initial business combination (subject to certain exceptions).

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 3 hereto.

Registration Rights Agreement

Pursuant to a registration rights agreement (“Registration Rights Agreement”) entered into concurrently with the Issuer’s initial public offering, the Sponsor and its permitted transferees can demand that the Issuer register the resale of the Private Warrants and the shares of Class A Common stock issuable upon exercise of the Private Warrants and the conversion of the Class B Common Stock held, or to be held, by them. The Sponsor is entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, the Sponsor has “piggy-back” registration rights to include its securities in other registration statements filed by the Issuer. The Issuer agreed bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4 hereto.

Indemnification Agreement

In connection with its initial public offering, the Issuer entered into an indemnification agreement (“Indemnification Agreement”) with each of its executive officers and directors (including Messrs. Travers, Burdiek, Vitelle, and Sarkissian), pursuant to which the Issuer agreed to indemnify and advance certain expenses such persons, to the fullest extent permitted by applicable law, if such persons are or are threatened to be made a party to certain proceedings by reason of their service to the Issuer.

The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 hereto.

Business Combination; Sponsor Agreement and Escrow Agreement

On March 8, 2021, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Motion Merger Sub Corp., a wholly owned subsidiary of the Issuer (“Merger Sub”), and Ambulnz, Inc. (dba DocGo), a Delaware corporation (“DocGo”). If the Merger Agreement is adopted by our stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into DocGo (the “Merger”), with DocGo being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer (the “Proposed Transaction”). DocGo is a leading provider of last-mile telehealth and integrated medical mobility services with operations in 26 states in the U.S. and in the United Kingdom.

On March 8, 2021, concurrently with the execution of the Merger Agreement, the Issuer, the Sponsor and DocGo entered into an agreement (“Sponsor Agreement”) providing for the Sponsor’s waiver of the anti-dilution and conversion price adjustments set forth in Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the Merger Agreement, at the closing of the Proposed Transaction, the Sponsor will enter into an escrow agreement (“Sponsor Escrow Agreement”) and will deposit an aggregate of 575,000 shares of Class A Common Stock (“Sponsor Earnout Shares”) into escrow, which shares will either be released to the Sponsor or forfeited if certain stock price conditions are met or not, as follows: (i) with respect to 287,500 Sponsor Earnout Shares, the closing price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) on any twenty (20) trading days in a thirty (30)-trading-day period at any time after the closing date of the Proposed Transaction and by the third anniversary of the closing date, and (ii) with respect to the remaining 287,500 Sponsor Earnout Shares, the closing price of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) on any twenty (20) trading days in a thirty (30)-trading-day period at any time after the closing date and by the fifth anniversary of the closing date of the Proposed Transaction.

The Merger Agreement provides that, concurrently with the closing of the Proposed Transactions, the Issuer will amend and restate its existing registration rights agreement (as amended and restated, the “A&R Registration Rights Agreement”), pursuant to which the Issuer will agree to register for resale under the Securities Act, after the lapse or expiration of any transfer restrictions, lock-up, or escrow provisions which may apply, the shares of the Issuer’s common stock held by persons who are or will be affiliates of the Issuer after the completion of the Merger (including shares of the Issuer’s common stock issuable upon conversion or exercise of warrants or other convertible securities of the Issuer).

Consummation of the Proposed Transaction is subject to customary conditions of the respective parties, including the approval of the Merger Agreement, the Proposed Transaction, and certain other actions related thereto by the Issuer’s stockholders and DocGo’s stockholders, the availability of at least $175,000,000 in cash from the Trust Account and from the proceeds of a private placement of securities of the Issuer, and DocGo having obtained certain regulatory approvals of the New York Department of Health with respect to the Proposed Transaction.

The foregoing descriptions of the Merger Agreement, Sponsor Agreement, Sponsor Escrow Agreement, and the A&R Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 6, 7, 8, and 9 hereto, respectively.

Other Transactions between the Issuer and Reporting Persons

Prior to the Issuer’s initial public offering, on August 18, 2020, the Sponsor agreed to loan the Issuer up to an aggregate of $150,000 pursuant to an unsecured promissory note to cover expenses related to the initial public offering. This loan was non-convertible and payable without interest upon the completion of the initial public offering. The Issuer borrowed approximately $71,000 under the note and fully repaid the note upon the consummation of the initial public offering on October 19, 2020.

Item 7. Material to be Filed as Exhibits

Exhibit 1*	Joint Filing Agreement, dated as of August 25, 2021, by and between Motion Acquisition, LLC, James Travers, Michael Burdiek, Richard Vitelle, and Garo Sarkissian.
Exhibit 2	Form of Letter Agreement between Motion Acquisition Corp. and each of its initial stockholders, officers, and directors (incorporated by reference to Exhibit 10.1 to Motion Acquisition Corp.’s Registration Statement on Form S-1/A, File No. 333-249061, filed on October 5, 2020).
Exhibit 3	Subscription Agreement for Private Warrants, dated as of October 19, 2020, by and between Motion Acquisition Corp. and Motion Acquisition, LLC (incorporated by reference to Exhibit 10.5 to Motion Acquisition Corp.’s Registration Statement on Form S-1/A, File No. 333-249061, filed on October 5, 2020, File No. 001-39618).
Exhibit 4	Registration Rights Agreement, dated as of October 19, 2020, by and between Motion Acquisition Corp. and Motion Acquisition, LLC (incorporated by reference to Exhibit 10.2 to Motion Acquisition Corp.’s Current Report on Form 8-K filed on October 16, 2020, File No. 001-39618).
Exhibit 5	Form of Indemnification Agreement between Motion Acquisition Corp. and each of its officers and directors (incorporated by reference to Exhibit 10.4 to Motion Acquisition Corp.’s Current Report on Form 8-K filed on October 16, 2020, File No. 001-39618).
Exhibit 6	Merger Agreement, dated as of March 8, 2021, by and among Motion Acquisition Corp., Motion Merger Sub Corp., and Ambulnz, Inc. (incorporated by reference to Exhibit 2.1 to Motion Acquisition Corp.’s Current Report on Form 8-K filed on March 9, 2021, File No. 001-39618).
Exhibit 7	Sponsor Agreement, dated as of March 8, 2021, by and among Motion Acquisition Corp., Ambulnz, Inc., and Motion Acquisition, LLC (incorporated by reference to Exhibit 10.4 to Motion Acquisition Corp.’s Current Report on Form 8-K filed on March 9, 2021, File No. 001-39618).
Exhibit 8*	Form of Sponsor Escrow Agreement.
Exhibit 9*	Form of Amended and Restated Registration Rights Agreement.

*	Filed herewith.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTION ACQUISITION, LLC

Dated: August 25, 2021	By:	/s/ Richard Vitelle
		Name:	Richard Vitelle
		Title:	Managing Member

Dated: August 25, 2021	/s/ James Travers
James Travers

Dated: August 25, 2021	/s/ Michael Burdiek
Michael Burdiek

Dated: August 25, 2021	/s/ Richard Vitelle
Richard Vitelle

Dated: August 25, 2021	/s/ Garo Sarkissian
Garo Sarkissian